2004 annual report

MSC Industrial Direct Co., Inc.

ARS

solid execution.
superior performance.
strong growth.


0.138

2004 financial highlights

fiscal year ended: (In thousands, except per share data)	8/26/00 (52 wks)	9/1/01 (53 wks)	8/31/02 (52 wks)	8/30/03 (52 wks)	**8/28/04 (52 wks)**
consolidated income statement data:					
Net sales	$831,294	$869,231	$793,976	$844,663	**$955,282**
Gross profit	333,692	375,140	346,160	379,698	**430,369**
Operating expenses	251,665	288,744	286,185	296,760	**299,661**
Income from operations	82,027	86,396	59,975	82,938	**130,708**
Income taxes	30,680	32,834	23,773	32,321	**51,886**
Net income	46,166	39,905	36,415	52,092	**81,155**
Net income per common share:					
Basic	.69	.59	.53	.78	**1.21**
Diluted	.68	.57	.51	.77	**1.17**
Weighted average common shares outstanding:					
Basic	67,215	68,198	68,918	66,537	**67,056**
Diluted	68,203	69,449	70,783	67,912	**69,548**
Cash dividends declared per common share	—	—	—	$ .05	**$ .29**
consolidated balance sheet data (at period end):					
Working capital	$290,829	$281,673	$299,260	$353,940	**$326,376**
Total assets	576,609	553,317	562,948	618,970	**729,387**
Short-term debt	244	214	213	169	**142**
Long-term debt, net of current portion	68,398	1,517	1,308	1,132	**997**
Shareholders' equity	415,805	466,143	474,679	510,355	**618,206**
selected operating data:					
Active customers	292	315	329	343	**344**
Approximate number of SKUs	410	460	500	530	**550**
Orders entered	3,716	3,965	3,721	3,777	**4,020**
Number of publications mailed	28,800	37,700	36,000	33,500	**28,200**
Number of publication titles (not in thousands)	100	105	98	91	**96**

net income (in millions)



$100
80
60
40
20
0
2000
2001
2002
2003
2004

earnings per share (diluted)



$1.20
1.00
0.80
0.60
0.40
0.20
0.0
2000
2001
2002
2003
2004



our mission is

to be the best

industrial distributor

in the world

as measured by associates,
customers, owners and suppliers

Dear Fellow Shareholders:

solid execution.
superior performance.
strong growth.

These three phrases describe MSC Industrial Direct's fiscal 2004 achievements. It was a year in which we saw an improvement in manufacturing sector conditions, and MSC was there to leverage opportunity and continue the excellent operational and financial performance that has come to define our company. We gained market share, controlled operating costs, further diversified our revenue base, and maintained a level of financial strength second to none. We followed through on all of our promises, and generated financial performance that exceeded our expectations.

Overall, we couldn't be any more proud of our performance in fiscal 2004. Our mission has always been to be the best industrial distributor in the world as measured by associates, customers, owners and suppliers, and we believe we are well on our way to achieving this goal.

financial performance

Unlike the past few years, where MSC has grown despite tough operating conditions for many of our customers, fiscal 2004 was marked by a recovery within our manufacturing sector customer base, with growth within the sector improving as the year progressed. As demand from our customers increased, we were perfectly positioned to supply their needs while also following through on our market diversification and e-commerce strategies. At the same time, we never took our eyes off the ball. We maintained our focus on cost controls and prudent financial management, even as we added sales associates to support our growth.

Our financial results speak for themselves. Net sales for fiscal 2004 increased 13.1% to $955.3 million from $844.7 million in fiscal 2003. This growth was apparent in all areas of our business, as sales to our manufacturing and non-manufacturing customers grew 12.5% and 14.7%, respectively. We continued to drive sales growth at MSCDirect.com, our Web-based product, with revenues there reaching an annualized run rate of $145 million by the end of the year. Fiscal 2004 had an added significance from a sales perspective: during the third quarter of the year we achieved our first $1 billion annualized revenue run rate quarter.

Having made the investments in our infrastructure over the last few years to support a business that is about 50% larger than our current revenue base, we are positioned to generate significant operating leverage off our revenue gains; a quality amplified by our never-ending focus on expense control and solid operational execution.

At the beginning of the year, we made a commitment to convert 25% of each incremental revenue dollar into operating profit. We are pleased to report that we beat this yardstick in every quarter of the year. For fiscal 2004, our "read through" percentage reached



net sales (in millions)


$1,000
800
600
400
200
0
2000 2001 2002 2003 2004

income from operations (in millions)


$150
120
90
60
30
0
2000 2001 2002 2003 2004

43%, and reflected the leverage inherent in our operating structure. In fact we were able to support a 13.1% increase in revenues with an increase in operating expenses of just under 1%. As a result, operating income increased 57.6% to $130.7 million from $82.9 million last year. As a percentage of sales, operating margins increased 390 basis points to 13.7% from 9.8% last year, and reached 14.6% in the year's fourth quarter. Net income for fiscal 2004 reached $81.2 million, or $1.17 per diluted share, compared to net income last year of $52.1 million, or $0.77 per diluted share, an increase of 51.9%.

A strong balance sheet has been a hallmark of our company, and fiscal 2004 was no different. During the year we generated $66.9 million in cash flow from operations, while free cash flow, which we define as net cash provided by operating activities less expenditures for property, plant and equipment, reached $58.0 million.

Without any significant debt on our balance sheet, we used our free cash flow to fund our strategic initiatives, repurchase 250,000 shares of our common stock, and continue the cash dividend program that we began at the end of fiscal 2003. Our confidence in our prospects and the strength of our cash flows are such, however, that we felt we could further increase shareholder value by raising our quarterly dividend without impacting our ability to invest in the future growth of the business. After initiating a dividend of $0.05 per share in August of 2003, we raised it by 60% to $0.08 per share on January 30, 2004. On November 19, 2004 we raised the dividend by an additional 25% to $0.10 per share.

Fiscal 2004 was another year of excellent financial performance and growth for MSC, and it can all be traced back to our never-ending commitment to meet our customers' needs by providing them with a broad selection of high-quality products and the services and solutions to help them attain their goals.

a commitment to service and execution

As we mentioned before, fiscal 2004 saw the market strengthen for our customers in the manufacturing sector. They saw orders for their products begin to grow, and with it a need to accelerate their own production schedules. Against this backdrop, our customers' needs began to shift, as their customers demanded shorter cycle times as well as lower costs in order to compete in a global market. MSC's ability to reduce overall procurement costs through a wide selection of in-stock products, allow for order consolidation to a single supplier, and provide just-in-time delivery and a variety of other value added services has made us the supplier of choice. Our smaller competitors cannot fulfill these needs, and customers have therefore turned to MSC Industrial Direct.

Our focus has always been on our customers and providing them with service levels so high that they wouldn't consider going anywhere else. Despite the increase in ordering activity during fiscal 2004, we continued to achieve shipping order accuracy of 99.9%, order fill rates of 99% or better, and an outstanding customer experience on calls received at our call centers. In almost every case, orders were processed and shipped on a same-day basis. Ultimately, our goal is to enhance our customers' ability to compete in the marketplace, and the feedback we've received indicates that we are doing just that. Whether it's because of our outstanding service levels, ability to reduce operating costs and increase productivity, or a need to consolidate their vendor base under one trusted name, MSC Industrial Direct continues not only to win new customers, but to increase sales levels among those customers that already know us and have put their trust in our capabilities. In many cases, MSC associates are seen by their customers as extensions of their internal team and an important part of their success. We have worked hard to get to this point, and we intend to stay there.

number of sku's (in thousands)


600
500
400
300
200
100
0
2000 2001 2002 2003 2004

active customers (in thousands)


350
300
250
200
150
100
50
0
2000 2001 2002 2003 2004

progress in a new market

Over the past few years, MSC Industrial Direct has pursued a market diversification strategy, applying the experience we've amassed in serving our manufacturing customer base to other, non-manufacturing industries. In fiscal 2004, we saw solid double digit growth within our non-manufacturing customer base, and sales to these customers represented 27% of total revenues at the end of the year.

One of our main priorities within the non-manufacturing sector has been to penetrate the government marketplace. At the end of fiscal 2003, MSC Industrial Direct was granted approval to offer our products and services to the U.S. Postal Service, whose 45,000 individual locations are allowed to select their own MRO suppliers. In essence, we were given a "hunting license," and we committed ourselves to taking advantage of it. We established an aggressive sales and marketing program designed to educate the Postal Service on our capabilities and services, and have built an excellent relationship with this customer.



a word of thanks

Our success over the past year can be boiled down to one thing: our philisophy of dedication, hard work and flawless execution by everyone who works here. Everyone here believes that MSC is the best in the business, and it shows in our associates' work, enthusiasm and commitment to the company.

Perhaps what makes us most proud of our associates is their desire to better the communities in which they live. Every year, groups of MSC associates at locations around the country reach out to their communities and organize events to support local organizations and charitable causes. We are pleased to provide a work environment that promotes such a sense of community and culture of giving. We firmly believe that the combination of this culture and our commitment to our mission makes MSC a special place to fulfill one's career aspirations, and sincerely thank all of our associates for their hard work and dedication. Without them, we would not be where we are now.

looking to the future

Fiscal 2004 was indeed a year of successes for MSC Industrial Direct, and looking ahead we reaffirm our commitment to achieving more of the same: Solid execution. Superior performance. Strong growth.

Over the past few years, MSC has invested in the systems, technology and infrastructure necessary to support our goal of being the best industrial distributor in the world. With these investments complete, our recent focus has been on driving revenue, increasing our market share, and producing significant operating leverage and strong cash generation while never losing sight of our commitment to our customers.

We continue to see significant opportunities to increase our market share in the $140 billion MRO marketplace. We are taking steps to ensure that our product offering provides the combination of value and depth our customers have come to expect from us, as well as developing the technology that keeps them on the cutting edge of productivity improvements. At the same time, we will maintain our focus on enhancing our relationship with large customers and leveraging our success to date in the government sector as we grow our non-manufacturing revenue base. As of this moment, the recovery in our market continues, but issues such as rising fuel and raw material costs could have an effect on the marketplace. This is not new, however, and we will treat this issue as we have for the past two years: by carefully monitoring market conditions and managing our business accordingly.

We know that greatness is not achieved by just a few quarters of performance. It's achieved by consistently outperforming the competition. That is our goal. Rest assured that we will stay relentlessly focused on achieving it.

We thank our associates, shareholders, customers, and suppliers for their continued support, and look forward to reporting on our future successes.

Mitchell Jacobson
Chairman and Chief Executive Officer

David Sandler
President and Chief Operating Officer

locations


Washington
Oregon
Idaho
Montana
North Dakota
Minnesota
South Dakota
Wyoming
Wisconsin
Michigan
Maine
Vermont
New Hampshire
Massachusetts
New York
Rhode Island
Connecticut
Pennsylvania
New Jersey
Delaware
Maryland
Nebraska
Iowa
Illinois
Indiana
Ohio
West Virginia
Virginia
Nevada
Utah
Colorado
Kansas
Missouri
Kentucky
California
Arizona
New Mexico
Oklahoma
Arkansas
Tennessee
North Carolina
South Carolina
Mississippi
Alabama
Georgia
Louisiana
Texas
Florida
legend
Branch Office
Distribution Center

MSC's branches and distribution centers are strategically located throughout the United States to serve our customers' needs quickly and efficiently. No matter where they are, we deliver inventory to them fast.









financial

2004

report

SELECTED FINANCIAL DATA.

The following selected financial information is qualified by reference to, and should be read in conjunction with, the Company's consolidated financial statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein. The selected consolidated income statement data for the fiscal years ended August 31, 2002, August 30, 2003 and August 28, 2004 and the selected consolidated balance sheet data as of August 30, 2003 and August 28, 2004 are derived from MSC's audited consolidated financial statements which are included elsewhere herein. The selected consolidated income statement data for the fiscal year ended August 26, 2000 and September 1, 2001 and the selected consolidated balance sheet data as of August 26, 2000, September 1, 2001, and August 31, 2002 are derived from MSC's audited consolidated financial statements not included herein.

	Fiscal Year Ended				
	August 26, 2000 (52 weeks)	September 1, 2001 (53 weeks)	August 31, 2002 (52 weeks)	August 30, 2003 (52 weeks)	August 28, 2004 (52 weeks)
	(In thousands, except per share data)				
Consolidated Income Statement Data:					
Net sales	$831,294	$869,231	$793,976	$844,663	$955,282
Gross profit	333,692	375,140	346,160	379,698	430,369
Operating expenses	251,665	288,744	286,185	296,760	299,661
Income from operations	82,027	86,396	59,975	82,938	130,708
Income taxes	30,680	32,834	23,773	32,321	51,886
Net income	46,166	39,905	36,415	52,092	81,155
Net income per common share:					
Basic	.69	.59	.53	.78	1.21
Diluted	.68	.57	.51	.77	1.17
Weighted average common shares outstanding:					
Basic	67,215	68,198	68,918	66,537	67,056
Diluted	68,203	69,449	70,783	67,912	69,548
Cash dividends declared per common share	—	—	—	$ .05	$ .29
Consolidated Balance Sheet Data (at period end):					
Working capital	$290,829	$281,673	$299,260	$353,940	$326,376
Total assets	576,609	553,317	562,948	618,970	729,387
Short-term debt	244	214	213	169	142
Long-term debt, net of current portion	68,398	1,517	1,308	1,132	997
Shareholders' equity	415,805	466,143	474,679	510,355	618,206
Selected Operating Data:(1)					
Active customers	292	315	329	343	344
Approximate Number of SKUs	410	460	500	530	550
Orders entered	3,716	3,965	3,721	3,777	4,020
Number of publications mailed	28,800	37,700	36,000	33,500	28,200
Number of publication titles (not in thousands)	100	105	98	91	96

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations—General."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

General

Our objective is to become the preferred supplier of industrial products for companies throughout the United States. We intend to increase sales to existing customers and diversify our customer base by:

- expanding government and national account programs;
- *expanding our direct sales force and increasing their productivity;*
- increasing the number of product lines and SKUs offered including generic and imported products;
- targeting the circulation of our master catalog and our direct mail campaign;
- continually developing technological innovations employing modern technologies to reduce our customers' costs and utilizing extensive e-commerce capabilities, making it even easier and more appealing to do business with MSC;
- expanding next day ground delivery into new markets; and
- maintaining excellent customer support service.

In the future, we intend to take advantage of the additional products offered and our expanded distribution *capabilities through our direct marketing efforts and by increasing the size of our sales force; however, the costs* associated with the sales force expansion and our direct marketing program will be incurred in advance of increased sales and may negatively impact operating margins in the short term. Historically, the Company has been able to acquire new customers and increase sales to existing customers through its direct marketing program, although there is no guarantee that this will continue in the future.

Our fiscal 2004 year can be summarized as one of solid financial performance. We achieved record net sales, gross profit, net income and net income per common share (basic and diluted). The Company has been able to take advantage of the strengthening U.S. economy as well as execute on its growth strategies to increase revenues during 2004. The Company was successful in gaining market share in the national account and government program sectors, which have become important components of our overall customer mix, revenue base, recent growth and planned business expansion. By expanding in these sectors, which involve customers with a large number of multiple locations and high volume MRO needs, we have diversified our customer base beyond small and medium sized customers, thereby reducing the cyclical nature of our business. We have also maintained our commitment to drive cost reduction throughout the business. By holding gross profit margins steady, and realizing operating leverage from prior investments in our infrastructure we have been able to increase operating margins to 13.7% of net sales, an improvement of 57.6 % as compared to fiscal 2003. The end result is that the Company has been able to convert a $110.6 million net sales increase into a $29.1 million increase in net income during fiscal 2004.

As part of our focus to lower costs throughout the business and increase the productivity of our direct marketing efforts, we have reduced our mailing levels over the last two fiscal years (15.8% and 6.9% reduction in fiscal 2004 and fiscal 2003, respectively) and expect to keep current mailing levels constant in fiscal 2005. The Company continues to focus on discontinuing mailings to our smaller accounts that have made limited purchases over the last 12 months. In the past we would send mailings to these accounts and found that based on the net returns realized from these accounts this was not the most effective use of our advertising budget. We are seeing the benefits of our reduction in mailings strategy as our sales per piece has grown each quarter of this fiscal year. As expected, we did see some of these customers drop off our active customer count due to the decreased mailings, but these customers did not present significant future growth potential.

The Institute for Supply Management ("ISM") index, which measures the economic activity of the U.S. manufacturing sector, is important to our planning because it historically has been an indicator of our manufacturing customers' activity (approximately 73% of our revenues come from sales in the manufacturing sector, including some national account customers). The ISM has come down from its peak during the year of

62.8% for the month of May 2004 to 56.8% for the month of October 2004. We believe that this is still a strong level and historically ISM levels in the mid 50% range or higher have been a good predictor of future sales growth for the Company. It is possible that the impact of rising energy prices and interest rates and raw material availability will have an adverse effect on customer order flow. We believe that companies will be seeking cost reductions and shorter cycle times from their suppliers. Our business model focuses on providing an overall procurement cost reduction and just-in-time delivery to meet our customers' needs. To meet our customers' needs and our business goals, we will seek to continue to drive cost reduction throughout our business through cost saving strategies and increased leverage from our existing infrastructure, and continue to provide additional procurement cost savings solutions to our customers through technology such as with our CMI and VMI programs.

Results Of Operations

The following table shows selected items of MSC's Consolidated Statement of Operations, percentages of sales and comparisons between the fiscal years ended August 28, 2004 and August 30, 2003.

Fiscal Year Ended August 28, 2004 Compared to Fiscal Year Ended August 30, 2003

	Fiscal Year Ended					
	August 28, 2004	% of Sales	August 30, 2003	% of Sales	Increase in Dollars	Increase in Percent
Net sales	$955,282	100.0%	$844,663	100.0%	$ 110,619	13.1%
Cost of goods sold	524,913	54.9	464,965	55.0	59,948	12.9
Gross profit	430,369	45.1	379,698	45.0	50,671	13.3
Operating expenses	299,661	31.4	296,760	35.1	2,901	1.0
Income from operations	130,708	13.7	82,938	9.8	47,770	57.6
Other Income:						
Interest income, net	1,979	0.2	1,387	0.2	592	42.7
Other income, net	354	—	88	—	266	302.3
Total other income	2,333	0.2	1,475	0.2	858	58.2
Income before provision for income taxes	133,041	13.9	84,413	10.0	48,628	57.6
Provision for income taxes	51,886	5.4	32,321	3.8	19,565	60.5
Net income	$ 81,155	8.5%	$ 52,092	6.2%	$ 29,063	55.8%

Net sales increased by $110.6 million, or 13.1%, to $955.3 million during fiscal 2004 from $844.7 million in fiscal 2003. This increase was primarily the result of an increase in sales to existing customers and the growth of our national accounts and government programs.

The primary reasons for the increase in sales to existing customers is a combination of the success of our sales force to penetrate the accounts as well as the strengthening of the U.S. economy during fiscal 2004. These factors were the primary reason for the increase in average order size to approximately $237 in fiscal 2004 from approximately $224 in fiscal 2003 and the increase in average sales per customer to approximately $2,714 in fiscal 2004 from approximately $2,514 in fiscal 2003.

Our national account and government programs sales initiative was successful in fiscal 2004 and contributed strongly to the Company's total sales growth and the diversification of our customer mix and revenue base. We delivered solid results as the growth in these sectors met our expectations and we expect this to continue into 2005. These large customers tend to require advanced e-commerce capabilities. We feel that our ability to transact with our customers through various portals and directly through our website, MSCDirect.com, give us a competitive advantage over smaller suppliers. Sales through MSCDirect.com increased to $129.7 million in fiscal 2004, an increase of approximately 44% over fiscal 2003. As our national account and government programs continue to grow we will benefit from processing more sales through electronic transactions that carry lower operating costs than manual entries entered through our call centers and branches. These cost savings may be offset by the lower margins on national accounts and government business.

We introduced approximately 35,000 new SKUs in fiscal 2004 and removed approximately 15,000 SKUs from our product lines. We believe the new SKUs improve the overall quality of our offering and were important factors in our sales growth. Also, we increased our sales force approximately 6% to 453 associates at August 28, 2004 as part of our strategy to acquire new accounts and penetrate existing accounts across all customer types.

Overall, net sales in the first, second, third and fourth quarters of fiscal 2004 grew (adjusted for differences in number of days in prior year quarters, due to timing of holidays) at 5.7%, 10.0%, 16.6% and 20.8%, respectively as compared to the same quarters in fiscal 2003. Manufacturing and non-manufacturing sector sales grew 12.5% and 14.7%, respectively during fiscal 2004 as compared to fiscal 2003 sales.

Gross profit increased by $50.7 million, or 13.3%, to $430.4 million during fiscal 2004 from $379.7 million in fiscal 2003. As a percentage of net sales, gross profit increased slightly from 45.0% to 45.1%. Increased efforts to buy better by employing competitive reverse auctions, the benefits of volume buying from our vendors, and expanding our selection of higher margin imported private label and generic products coupled with the strengthening U.S. economy has enabled the Company to maintain its gross margin. As our national account and government programs sales grow, the Company will face continued pressures on maintaining this gross margin because these customers receive lower pricing due to their higher sales volumes. The Company plans to continue its efforts to buy better in order to maintain current margin levels.

Operating expenses increased by $2.9 million, or 1.0%, to $299.7 million during fiscal 2004 from $296.8 million in fiscal 2003. The increase in operating expenses in dollars was primarily the result of an increase in freight expense to support increased sales and an increase in payroll and payroll related costs offset by a decrease in, depreciation and advertising expenses.

Payroll and payroll related costs continue to make up a significant portion of our operating expenses. These costs increased in fiscal 2004 as a result of annual payroll increases as well as an increase in head count offset by lower medical costs related to the Company's self-insured medical plan. The decrease in medical costs during fiscal 2004 is a result of an improvement in the Company's loss experience as well as implementation of cost saving strategies such as a small increase to plan deductibles and a small increase to co-payment amounts. As we continue to increase our sales force during fiscal 2005 as part of our growth strategy to build sales we expect to see continued increases in payroll and payroll related costs.

Advertising expense has decreased during fiscal 2004 primarily due to a planned 15% reduction of the fiscal 2003 mailing levels. This is a result of our strategy to increase the sales per piece mailed by discontinuing mailings to customers who have had few purchases from the Company in the last 12 months. The Company plans to maintain our current level of publications for fiscal 2005.

As a percentage of net sales, operating expenses decreased from 35.1% to 31.4%, primarily as the result of productivity gains and the allocation of fixed expenses over a larger revenue base.

Income from operations increased by $47.8 million, or 57.6%, to $130.7 million during fiscal 2004 from $82.9 million in fiscal 2003. The increase was primarily attributable to an increase in the gross profit, offset in part by the increase in operating expenses as described above.

Interest income, net increased by $0.6 million to $2.0 million in fiscal 2004 from $1.4 million in fiscal 2003. The increase in net interest income is a result of an increase in cash and investments during fiscal 2004.

Provision for income taxes. The effective tax rate was approximately 39.0% and 38.3% for fiscal 2004 and fiscal 2003, respectively. The increase in the effective tax rate is primarily a result of increased state taxes during fiscal 2004.

Net income. Net income increased by $29.1 million, or 55.8%, to $81.2 million in fiscal 2004 from $52.1 million in fiscal 2003, and diluted earnings per share increased to $1.17 for fiscal 2004 from $0.77 for fiscal 2003. The factors, which affected net income and diluted earnings per share, have been discussed above.

Fiscal Year Ended August 30, 2003 Compared to Fiscal Year Ended August 31, 2002

	Fiscal Year Ended					
	August 30, 2003	% of Sales	August 31, 2002	% of Sales	Increase in Dollars	Increase in Percent
Net sales	$844,663	100.0%	$793,976	100.0%	$50,687	6.4%
Cost of goods sold	464,965	55.0	447,816	56.4	17,149	3.8
Gross profit	379,698	45.0	346,160	43.6	33,538	9.7
Operating expenses	296,760	35.1	286,185	36.0	10,575	3.7
Income from operations	82,938	9.8	59,975	7.6	22,963	38.2
Other Income:						
Interest income, net	1,387	0.2	996	0.1	391	39.3
Other income (expense), net	88	—	(783)	(0.1)	871	111.2
Total other income	1,475	0.2	213	—	1,262	592.5
Income before provision for income taxes	84,413	10.0	60,188	7.6	24,225	40.3
Provision for income taxes	32,321	3.8	23,773	3.0	8,548	36.0
Net income	$ 52,092	6.2%	$ 36,415	4.6%	$15,677	43.1%

Net sales increased by $50.7 million, or 6.4%, to $844.7 million during fiscal 2003 from $794.0 million in fiscal 2002. This increase was primarily the result of an increase in sales to existing customers and an increase in the number of active customers (which increased approximately 4.2% in fiscal 2003, as compared to fiscal 2002).

Gross profit increased by $33.5 million, or 9.7%, to $379.7 million during fiscal 2003 from $346.2 million in fiscal 2002. As a percentage of net sales, gross profit increased from 43.6% to 45.0%. The increase in gross profit as a percentage of net sales was the result of modest price increases, vendor rebates, continued favorable product mix, favorable discounts obtained from vendors and the success of the Company's efforts to increase gross profit margins with new and existing customers.

Operating expenses increased by $10.6 million, or 3.7%, to $296.8 million during fiscal 2003 from $286.2 million in fiscal 2002. The increase in operating expenses in dollars was primarily the result of an increase in payroll and payroll related expenses due to annual salary increases, increased medical and other benefit related costs offset by a decrease in the number of associates and an increase in freight expense as compared to fiscal 2002. These increases were partially offset by a decrease in advertising expense primarily due to a planned reduction in the number of publications mailed. As a percentage of net sales, operating expenses decreased from 36.0% to 35.1%, primarily as the result of the allocation of fixed expenses over a larger revenue base.

Income from operations increased by $22.9 million, or 38.2%, to $82.9 million during fiscal 2003 from $60.0 million in fiscal 2002. The increase was primarily attributable to an increase in gross profit margin, offset in part by an increase in operating expenses.

Interest income, net increased by $0.4 million to $1.4 million in fiscal 2003 from $1.0 million in fiscal 2002. The increase in net interest income is a result of more invested cash, partially offset by lower interest rates.

Provision for income taxes. The effective tax rate was approximately 38.3% and 39.5% for fiscal 2003 and fiscal 2002, respectively. The decrease in the effective tax rate is primarily a result of charitable contributions made during fiscal 2003. Excluding the effect of these contributions, the effective tax rate is approximately 39.8% and 39.5% for fiscal 2003 and fiscal 2002, respectively.

Net income. Net income increased by $15.7 million, or 43.1%, to $52.1 million in fiscal 2003 from $36.4 million in fiscal 2002. The factors which affected net income have been discussed above. Diluted earnings per share increased to $0.77 for fiscal 2003 from $0.51 for fiscal 2002. This is the result of the increase in net income in fiscal 2003 and a decrease in the diluted weighted average shares primarily due to the repurchase of the Company's outstanding Class A stock which is now reflected as treasury stock.

Quarterly Results and Seasonality

The following table sets forth unaudited financial data for each of MSC's last eight fiscal quarters.

	Year Ended August 30, 2003				Year Ended August 28, 2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands) (Unaudited)							
Consolidated Income Statement Data:								
Net sales	$ 210,692	$ 209,633	$ 215,571	$ 208,767	$ 222,761	$ 230,537	$ 255,297	$ 246,687
Gross profit	94,517	94,962	96,862	93,357	100,260	104,279	114,880	110,950
Income from operations	20,370	20,018	20,947	21,603	26,891	30,002	37,887	35,928
Net income	12,481	12,752	13,168	13,691	16,476	18,542	23,873	22,264
Net income per share:								
Basic	.19	.19	.20	.21	.25	.28	.35	.33
Diluted	.19	.19	.19	.20	.24	.27	.34	.32

We have generally experienced slightly lower sales volumes during the summer months, and we expect this trend to continue in the foreseeable future. As a result, net income in the fourth fiscal quarter is historically somewhat lower than in the third fiscal quarter, due largely to the continuation of our fixed costs during slower sales periods.

Liquidity and Capital Resources

Our primary capital needs have been to fund the working capital requirements necessitated by our sales growth, adding new products, and facilities expansions. Our primary source of financing has been cash generated from operations. Taken as a whole, cash, cash equivalents and all available-for-sale securities increased by approximately $69.0 million to $183.3 million at August 28, 2004 from $114.3 million at August 30, 2003.

The Company allowed its former credit facility to expire on October 31, 2004. Under the credit facility, the maximum permitted borrowings were $110.0 million under an unsecured revolving credit agreement. As of August 28, 2004 the Company had no outstanding borrowings under this agreement and was in compliance with all financial covenants. The Company has obtained an uncommitted $30.0 million line of credit, up to $5.0 million of this amount can be used for letters of credit, with a large financial institution (the "Lender"). The Company can draw funds on this line subject to future due diligence and negotiation with the Lender. Borrowings will bear interest at rates mutually agreed to when a borrowing request is made. The Company expects borrowings to bear interest at the banks base prime rate in effect (4.5% at August 28, 2004) or, at the Company's option, 0.75% above the reserve adjusted LIBOR rates for loans with interest periods of thirty, sixty or ninety days. There are no covenants associated with this line of credit and no funds have been drawn down to date. We anticipate cash flows from operations, available cash resources and available lines of credit will be adequate to support our operations for the next 12 months.

Net cash provided by operating activities for the fiscal years ended August 28, 2004 and August 30, 2003 was $66.9 million and $83.7 million, respectively. The decrease of approximately $16.8 million in net cash provided from operations resulted primarily from a $39.7 million investment in inventory and accounts receivable less accounts payable and accrued liabilities, offset by higher net income and income tax benefits related to stock option exercises.

Net cash used in investing activities for the fiscal years ended August 28, 2004 and August 30, 2003 was $152.7 million and $9.6 million, respectively. The increase in usage of cash in fiscal 2004 was primarily a result of the Company's decision to invest approximately $144.1 of its cash equivalents primarily in tax advantaged available-for-sale securities during Fiscal 2004.

Net cash provided by financing activities for the fiscal year ended August 28, 2004 was $11.0 million and net cash used in financing activities for the fiscal year ended August 30, 2003 was $19.7 million. The cash provided by financing activities in fiscal 2004 resulted primarily from the proceeds from exercise of class A common stock options offset by the quarterly cash dividend paid to shareholders and purchases of Class A treasury stock. The cash used in financing activities for fiscal 2003 was attributable to the purchases of Class A treasury stock and the quarterly cash dividend paid to shareholders offset by the proceeds from exercise of Class A common stock options.

On September 26, 2002, the Board of Directors approved the replenishment of the Company's share buyback program, which authorized the repurchase of up to 5 million shares of Class A common stock on the open market. The stock repurchase plan allows the Company to repurchase shares at any time and in any increments it deems appropriate. The Company purchased 250,000 shares in the open market at a cost of $6.8 million and 1.3 million shares in the open market at a total cost of approximately $22.6 million in fiscal 2004 and fiscal 2003, respectively. The Company reissued approximately 62,000 and 82,000 shares of treasury stock during fiscal 2004 and fiscal 2003, respectively, to fund the associate stock purchase plan. The Company currently anticipates that it may make further repurchases based upon market conditions. The Company has adequate cash reserves to fund such future repurchases.

On July 10, 2003, the Board of Directors instituted a policy of regular quarterly cash dividends to shareholders at the rate of $0.05 per share, or $0.20 per share annually. Subsequently, on January 6, 2004 the Board of Directors approved an increase in the quarterly dividend rate to $0.08 per share, or $0.32 per share annually. The Company paid dividends to shareholders totaling $19.5 million and $3.3 million in fiscal 2004 and fiscal 2003, respectively.

On October 26, 2004, the Board of Directors increased the quarterly dividend to $0.10 per share and approved a quarterly dividend payable on November 19, 2004 to shareholders of record at the close of business on November 12, 2004. The dividend of $0.10 per share will result in an anticipated quarterly payout of approximately $6.9 million based on the number of shares outstanding at November 4, 2004.

Related Party Transactions

The Company is affiliated with various real estate entities (together, the "Affiliates") which are owned primarily by the Company's principal shareholders. The Company paid rent under operating leases to Affiliates of approximately $1.8 million, $1.9 million and $1.7 million for fiscal 2004, fiscal 2003, and fiscal 2002 respectively. In the opinion of the Company's management, based on its market research, the leases with Affiliates are on terms which approximate fair market value. See Note 11 to the Consolidated Financial Statements and "Contractual Obligations" below for discussion of related-party transactions with the various real estate entities.

Contractual Obligations

The following table summarizes our contractual obligations at August 28, 2004 (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations(1)	$11,661	$3,942	$5,629	$1,936	$ 154
Operating lease obligations with affiliates(1)	33,221	1,734	3,481	3,492	24,514
Total operating leases	44,882	5,676	9,110	5,428	24,668
Long-term notes payable	1,139	142	312	326	359
Total	$46,021	$5,818	$9,422	$5,754	$25,027

(1) Certain of the operations of the Company are conducted on leased premises, two of which are leased from Affiliates. The leases (most of which require the Company to provide for the payment of real estate taxes, insurance and other operating costs) are for varying periods, the longest extending to the year 2023. In addition, the Company is obligated under certain equipment and automobile operating leases, which expire on varying dates through 2009.

The Company believes that existing cash and investment balances together with cash generated from operations and amounts available under the Company's $30 million credit facility will be sufficient to meet the Company's projected working capital and other cash flow requirements for the next five years.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements.

Critical Accounting Estimates

The Company makes estimates, judgments and assumptions in determining the amounts reported in the consolidated financial statements and accompanying notes. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimates are used to form the basis for making judgments about the carrying values of assets and liabilities and the amount of revenues and expenses reported that are not readily apparent from other sources. Actual results may differ from these estimates. The Company's significant accounting policies are described in the notes to the consolidated financial statements. The accounting policies described below are impacted by the Company's critical accounting estimates.

Allowance for Doubtful Accounts

The Company performs periodic credit evaluations of its customers' financial condition and collateral is generally not required. The Company evaluates the collectibility of accounts receivable based on numerous factors, including past transaction history with customers and their credit-worthiness. The Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience and adjusts it for changes in the overall aging of accounts receivable as well as specifically identified customers that are having difficulty meeting their financial obligations (e.g. bankruptcy, etc.). Due to the overall improvement in the accounts receivable aging, primarily the result of the strengthening U.S. economy, the allowance for doubtful accounts decreased slightly in 2004 even though sales increased during fiscal 2004. Historically there has not been significant volatility in our bad debt expense due to strict adherence to our credit policy.

Inventory Valuation Reserve

Inventories consist of merchandise held for resale and are stated at the lower of weighted average cost or market. Management evaluates the need to record adjustments to reduce inventory to net realizable value on a quarterly basis. The reserve is initially provided for based on a percentage of sales. Each quarter items to be liquidated are specifically identified and written-down, using historical data and reasonable assumptions, to its estimated market value, if less than its cost. Inherent in the estimates of market value are management's estimates related to customer demand, technological and/or market obsolescence, possible alternative uses and ultimate realization of excess inventory.

Sales Returns

The Company establishes a reserve for anticipated sales returns based on historical return rates. The return rates are periodically analyzed for changes in current return trends. Historically, material adjustments to the estimated sales reserve have not been required based on actual returns. However, if future returns are materially greater than estimated returns the sales return reserve may need to be increased which would adversely impact recorded sales.

Reserve for Self-insured Group Health Plan

The Company has a self-insured group health plan. The Company is responsible for all covered claims to a maximum liability of $300,000 per participant during a September 1 plan year. Benefits paid in excess of $300,000 are reimbursed to the plan under the Company's stop loss policy. Due to the time lag between the time claims are incurred and the time claims are paid by the Company, a reserve for these incurred but not reported ("IBNR") amounts is established. The amount of this reserve is reviewed quarterly and is evaluated based on a historical analysis of claim trends, reporting and processing lag times and medical inflation. With the current inflation in medical costs, the IBNR reserve may increase.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company allowed its former credit facility to expire on October 31, 2004. Under the credit facility, the maximum permitted borrowings were $110.0 million under an unsecured revolving credit agreement. As of August 28, 2004 the Company had no outstanding borrowings under this agreement and was in compliance with all financial covenants. The Company has obtained an uncommitted $30.0 million line of credit, up to $5.0 million of this amount can be used for letters of credit, with a large financial institution (the "Lender"). The Company can draw funds on this line subject to future due diligence and negotiation with the Lender. Borrowings will bear interest at rates mutually agreed to when a borrowing request is made. The Company expects borrowings to bear interest at the banks base prime rate in effect (4.5% at August 28, 2004) or, at the Company's option, 0.75% above the reserve adjusted LIBOR rates for loans with interest periods of thirty, sixty or ninety days. There are no covenants associated with this line of credit and no funds have been drawn down to date.

The Company also has a long term note payable in the amount of approximately $1.1 million to the Pennsylvania Industrial Development Authority which is secured by the land on which the Harrisburg, Pennsylvania distribution center is located, which bears interest at 3% per annum and is payable in monthly installments of approximately $18,000 (includes principal and interest) through September 2011.

The Company maintains an investment portfolio of municipal notes and bonds and corporate bonds of varying maturities. These securities, which are held for purposes other than trading, are classified as available-for-sale and, consequently, are recorded on the consolidated balance sheet at fair value. Approximately 87% of the investments are comprised of variable interest rate debt securities that reset to market prevailing rates at various intervals, thus limiting the exposure to fair value fluctuations for changes in interest rates. The remaining 13% of the investment portfolio is comprised of fixed interest rate debt securities.

For the fixed interest rate debt securities, a rise in interest rates could have an adverse impact on the fair value of these securities, whereas, a decrease in interest rates could have a favorable impact on the fair value of these securities. To estimate the impact of a potential change in interest rates on the valuation of the fixed rate debt securities held at August 28, 2004, a modeling technique was used that assumes that market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 150 basis points. Based on this modeling technique, an increase in interest rates of 150 basis points would reduce the estimated valuation of these securities by approximately $300. Conversely, a decrease in interest rates of 150 basis points would increase the estimated valuation by approximately $300.

Unrealized gains and losses on available-for-sale securities, that are considered to be temporary, are included as a separate component of accumulated other comprehensive income (loss), net of any related tax effect. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the first-in, first-out method.

In addition, the Company's interest income is most sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on the Company's cash equivalents and investments in available-for-sale securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

To the Shareholders and the Board of Directors
MSC Industrial Direct Co., Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of MSC Industrial Direct Co., Inc. and Subsidiaries as of August 28, 2004 and August 30, 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 28, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MSC Industrial Direct Co., Inc. and Subsidiaries at August 28, 2004 and August 30, 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 28, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

October 21, 2004
Melville, NY

MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	August 28, 2004	August 30, 2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 39,517	$114,294
Available-for-sale securities	6,000	—
Accounts receivable, net of allowance for doubtful accounts of $2,447 and $2,617, respectively	114,077	93,598
Inventories	225,427	201,602
Prepaid expenses and other current assets	16,368	12,039
Deferred income taxes	10,000	11,051
Total current assets	411,389	432,584
Available-for-sale securities	137,797	—
Property, plant and equipment, net	103,284	106,935
Goodwill	63,202	63,202
Other assets	13,715	16,249
Total Assets	$729,387	$618,970
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 36,233	$ 30,069
Accrued liabilities	48,638	48,406
Current portion of long-term notes payable	142	169
Total current liabilities	85,013	78,644
Long-term notes payable	997	1,132
Deferred income tax liabilities	25,171	28,839
Total liabilities	111,181	108,615
COMMITMENTS AND CONTINGENCIES (Note 11)		
SHAREHOLDERS' EQUITY:		
Preferred stock; $0.001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock (one vote per share); $0.001 par value; 100,000,000 shares authorized; 52,428,363 and 38,825,572 shares issued, 47,056,952 and 33,642,511 shares outstanding, respectively	52	39
Class B common stock (ten votes per share); $0.001 par value; 50,000,000 shares authorized; 21,246,394 and 32,137,294 shares issued and outstanding, respectively	21	32
Additional paid-in capital	314,710	261,849
Retained earnings	393,341	331,568
Accumulated other comprehensive loss	(12)	—
Class A Treasury stock, at cost, 5,371,411 and 5,183,061 shares, respectively	(88,580)	(83,133)
Deferred stock compensation	(1,326)	—
Total shareholders' equity	618,206	510,355
Total Liabilities and Shareholders' Equity	$729,387	$618,970

See accompanying notes.

MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except net income per share data)

	For The Fiscal Years Ended		
	August 28, 2004 (52 Weeks)	August 30, 2003 (52 Weeks)	August 31, 2002 (52 Weeks)
NET SALES	$955,282	$844,663	$793,976
COST OF GOODS SOLD	524,913	464,965	447,816
Gross profit	430,369	379,698	346,160
OPERATING EXPENSES	299,661	296,760	286,185
Income from operations	130,708	82,938	59,975
OTHER INCOME (EXPENSE):			
Interest income, net	1,979	1,387	996
Provision for impairment in carrying value of Investments (Note 4)	—	—	(700)
Other income (expense), net	354	88	(83)
	2,333	1,475	213
Income before provision for income taxes	133,041	84,413	60,188
Provision for income taxes	51,886	32,321	23,773
Net income	$ 81,155	$ 52,092	$ 36,415
PER SHARE INFORMATION:			
Net income per common share:			
Basic	$ 1.21	$ 0.78	$ 0.53
Diluted	$ 1.17	$ 0.77	$ 0.51
Weighted average shares used in computing net income per common share:			
Basic	67,056	66,537	68,918
Diluted	69,548	67,912	70,783

See accompanying notes.

MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE FISCAL YEARS ENDED AUGUST 28, 2004, AUGUST 30, 2003 AND AUGUST 31, 2002

(In thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock		Deferred Stock Compensation	Total
	Shares	Amount	Shares	Amount				Shares	Amount at cost		
BALANCE, September 1, 2001	36,133	$36	33,479	$ 34	$238,385	$247,199	$ —	994	$(19,511)	$ —	$466,143
Exchange of Class B Common Stock for Class A Common Stock	1,342	2	(1,342)	(2)	—	—	—	—	—	—	—
Common stock issued under associate stock purchase plan	—	—	—	—	—	(266)	—	(69)	1,354	—	1,088
Purchase of treasury stock	—	—	—	—	—	—	—	3,057	(44,146)	—	(44,146)
Exercise of common stock options, including income tax benefits of $1,421	1,096	—	—	—	15,179	—	—	—	—	—	15,179
Net income	—	—	—	—	—	36,415	—	—	—	—	36,415
BALANCE, August 31, 2002	38,571	$38	32,137	$ 32	$253,564	$283,348	$ —	3,982	$(62,303)	$ —	$474,679
Common stock issued under associate stock purchase plan	—	—	—	—	—	(557)	—	(82)	1,768	—	1,211
Purchase of treasury stock	(153)	—	—	—	—	—	—	1,283	(22,598)	—	(22,598)
Exercise of common stock options, including income tax benefits of $3,101	408	1	—	—	8,285	—	—	—	—	—	8,286
Cash dividends paid ($.05 per share)	—	—	—	—	—	(3,315)	—	—	—	—	(3,315)
Net income	—	—	—	—	—	52,092	—	—	—	—	52,092
BALANCE, August 30, 2003	38,826	$39	32,137	$ 32	$261,849	$331,568	$ —	5,183	$(83,133)	$ —	$510,355
Exchange of Class B common stock for Class A common stock	10,891	11	(10,891)	(11)	—	—	—	—	—	—	—
Grant of restricted common stock (Note 10)	52	—	—	—	1,477	—	—	—	—	(1,477)	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	—	151	151
Common stock issued under associate stock purchase plan	—	—	—	—	—	98	—	(62)	1,307	—	1,405
Purchase of treasury stock	—	—	—	—	—	—	—	250	(6,754)	—	(6,754)
Exercise of common stock options, including income tax benefits of $15,368	2,659	2	—	—	51,384	—	—	—	—	—	51,386
Cash dividends paid ($.29 per share)	—	—	—	—	—	(19,480)	—	—	—	—	(19,480)
Net income	—	—	—	—	—	81,155	—	—	—	—	81,155
Unrealized losses on available-for-sale securities net of tax benefit	—	—	—	—	—	—	(12)	—	—	—	(12)
Comprehensive income											81,143
BALANCE, August 28, 2004	52,428	$52	21,246	$ 21	$314,710	$393,341	$ (12)	5,371	$(88,580)	$(1,326)	$618,206

See accompanying notes.

MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED AUGUST 28, 2004, AUGUST 30, 2003 AND AUGUST 31, 2002

(In thousands)

	For The Fiscal Years Ended		
	August 28, 2004	August 30, 2003	August 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 81,155	$ 52,092	$ 36,415
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	12,315	15,360	15,989
Amortization of deferred stock compensation	151	—	—
Provision for impairment in carrying value of investments	—	—	700
Impairment loss on the writedown of goodwill	—	—	152
Loss on disposal of property, plant and equipment	—	49	287
Provision for doubtful accounts	1,761	1,579	1,317
Deferred income taxes	(2,617)	6,798	(406)
Stock option income tax benefit	15,368	3,101	1,421
Amortization of bond premium	248	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(22,240)	(855)	(376)
Inventories	(23,825)	3,961	27,568
Prepaid expenses and other current assets	(4,329)	(5,349)	(1,662)
Other assets	2,534	(116)	1,420
Accounts payable and accrued liabilities	6,396	7,056	2,045
Total adjustments	(14,238)	31,584	48,455
Net cash provided by operating activities	66,917	83,676	84,870
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of investments in available-for-sale securities	56,070	—	—
Purchases of investments in available-for-sale securities	(200,127)	—	—
Expenditures for property, plant and equipment	(8,664)	(9,623)	(7,848)
Net cash used in investing activities	(152,721)	(9,623)	(7,848)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Purchases of treasury stock	(6,754)	(22,598)	(44,146)
Payment of cash dividend	(19,480)	(3,315)	—
Proceeds from sale of Class A common stock in connection with associate stock purchase plan	1,405	1,211	1,088
Proceeds from exercise of Class A common stock options	36,018	5,185	13,758
Repayments of notes payable	(162)	(220)	(210)
Net cash provided by (used in) financing activities	11,027	(19,737)	(29,510)
Net (decrease) increase in cash and cash equivalents	(74,777)	54,316	47,512
CASH AND CASH EQUIVALENTS, beginning of year	114,294	59,978	12,466
CASH AND CASH EQUIVALENTS, end of year	$ 39,517	$ 114,294	$ 59,978
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Income taxes	$ 42,184	$ 22,516	$ 18,053

See accompanying notes.

MSC INDUSTRIAL DIRECT CO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share data)

1. BUSINESS

MSC Industrial Direct Co., Inc. (together with its consolidated subsidiaries, the "Company" or "MSC") is a distributor of industrial supplies and equipment with headquarters in Melville, New York. The Company serves primarily domestic markets through its distribution network, which includes approximately 90 local MSC branches in 36 states, and regional distribution centers near Harrisburg, Pennsylvania, Elkhart, Indiana, Atlanta, Georgia and Reno, Nevada.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of MSC and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year is on a 52 or 53 week basis, ending on a Saturday close to August 31.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks, as well as certain highly liquid investments with original maturities of three months or less.

Concentrations of Credit Risk

The Company's mix of receivables is diverse, with approximately 344,000 combined active customer accounts. The Company sells its products primarily to end-users. The Company performs periodic credit evaluations of its customers' financial condition and collateral is generally not required. Receivables are generally due within 30 days. The Company evaluates the collectibility of accounts receivable based on numerous factors, including past transaction history with customers and their credit worthiness and provides a reserve for accounts that are potentially uncollectible.

The Company maintains the majority of its cash, cash equivalents and available-for-sale securities with high quality financial institutions. Deposits held with banks may exceed insurance limits. These deposits may be redeemed upon demand and therefore bear minimal risk.

Inventory Valuation

Inventories consist of merchandise held for resale and are stated at the lower of weighted average cost or market.

Available-for-sale securities

The Company's investments consist of municipal notes and bonds and corporate bonds. Investments with original or remaining maturities of less than one year are considered to be short-term. The custodians of these investments are high quality financial institutions. The Company's investments are classified as available-for-sale and are recorded on the consolidated balance sheet at fair value. Unrealized gains and losses on investments are included as a separate component of accumulated other comprehensive income (loss), net of any related tax effect. The Company will recognize an impairment charge if a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary.

The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses, interest and dividends and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred; costs of major renewals and improvements are capitalized. At the time property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts and the profit or loss on such disposition is reflected in income.

Depreciation and amortization of property, plant and equipment are computed for financial reporting purposes on the straight-line method based on the estimated useful lives of the assets.

The Company capitalizes certain payroll costs associated with the development of internal computer systems in accordance with Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." These costs are included within property, plant and equipment in the accompanying consolidated balance sheets. These costs are amortized on a straight-line basis over the estimated useful lives of the related computer systems, not to exceed five years.

In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 34, "Capitalization of Interest Cost," interest attributable to construction of distribution centers and computer systems are capitalized as part of the cost of the related asset during the period prior to which such assets are available and ready for use. No interest was capitalized by the Company during fiscal years 2004, 2003 and 2002.

Goodwill

Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Accumulated amortization is $7,286 at August 28, 2004 and August 30, 2003. In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", which was adopted by the Company on September 2, 2001, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently, if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The Company has evaluated its intangible assets to identify goodwill separately from other identifiable intangibles. The Company has classified its intangible assets as goodwill with an indefinite life as no other separately identifiable intangibles exist. Therefore, the Company's goodwill is no longer amortized.

The Company tests goodwill for impairment as of the first day of its fiscal fourth quarter using the two-step process prescribed in SFAS No. 142. Based on the impairment tests performed, there was no impairment of goodwill for fiscal 2004 and fiscal 2003 and a $152 non-cash charge to earnings in fiscal 2002 for the impairment of goodwill recorded in connection with the fiscal 1995 acquisition of J&S Tool Company, Inc. This impairment loss is included in operating expenses in the accompanying consolidated statement of income for the fiscal year ended August 31, 2002.

Impairment of Long-Lived Assets

The Company periodically evaluates the net realizable value of long-lived assets, including property and equipment, and deferred catalog costs, relying on a number of factors, including operating results, business plans, economic projections and anticipated future cash flows. Impairment is assessed by evaluating the estimated undiscounted cash flows over the asset's remaining life. If estimated cash flows are insufficient to recover the investment, an impairment loss is recognized. No impairment loss was required to be recorded by the Company during fiscal 2004, 2003 and 2002.

Deferred Catalog Costs

The costs of producing and distributing the Company's principal catalogs are deferred ($11,678 and $14,184 at August 28, 2004 and August 30, 2003, respectively) and included in other assets in the Company's consolidated balance sheets in accordance with SOP 93-7, "Reporting on Advertising Costs." These costs are charged to expense over the period that the catalogs remain the most current source of sales, which period is typically one year or less. The costs associated with brochures and catalog supplements are charged to expense as distributed. The total amount of advertising costs, net of co-operative advertising receipts from vendor sponsored programs, included in operating expenses was approximately $18,199, $20,553 and $22,539 for the fiscal years ended August 28, 2004, August 30, 2003 and August 31, 2002, respectively.

The Company, in accordance with Emerging Issue Task Force ("EITF") Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor", records cash consideration received for advertising costs incurred to sell the vendor's products as a reduction of the Company's advertising costs and is included in operating expenses. Rebates received from a vendor related to volume purchases are recorded as a reduction to the cost of goods sold.

Product Warranties

The Company offers a one-year warranty for certain of its machinery products. The specific terms and conditions of those warranties vary depending upon the product sold. Generally, the Company provides a basic limited warranty, including parts and labor, for these products for one-year. The Company would be able to recoup certain of these costs through product warranties it holds with its original equipment manufacturers, which typically range from thirty to ninety days. In addition, the Company's general merchandise products are covered by third party original equipment manufacturers' warranties. The Company's warranty expense has been minimal.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. In most cases, these conditions are met when the product is shipped to the customer or services have been rendered. The Company reports its sales net of the amount of actual sales returns and the amount of reserves established for anticipated sales returns based upon historical return rates.

Shipping and Handling Costs

In accordance with EITF Issue 00-10, "Accounting for Shipping and Handling Fees and Costs", the Company includes shipping and handling fees billed to customers in net sales and shipping and handling costs associated with outbound freight in operating expenses in the accompanying consolidated statements of income. The shipping and handling costs in operating expenses were approximately $45,882, $40,410, and $37,272 for the fiscal years ended August 28, 2004, August 30, 2003 and August 31, 2002, respectively.

Self-Insurance

The Company has a self-insured group health plan. The Company is responsible for all covered claims to a maximum liability of $300 per participant during a September 1 plan year. Benefits paid in excess of $300 are reimbursed to the plan under the Company's stop loss policy. Group health plan expense for fiscal 2004, 2003 and 2002 was approximately $18,902, $19,535, and $18,564, respectively.

Stock Based Compensation

The Company accounts for its stock option plans utilizing the intrinsic value method, under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No compensation expense is reflected in net income, as all options granted under the stock option plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Interim pro-forma information regarding net income and net income per common share is required by Statement of Financial Accounting Standards ("SFAS") No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, if the Company accounts for its stock options granted under the intrinsic value method.

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions, under which compensation expense would be recognized as incurred, of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	2004(a)	2003(a),(b)	2002 (a)
Net income:	$81,155	$52,092	$36,415
Add: Stock based employee compensation expense included in reported net income, net of related tax effects	92	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	1,375	6,412	10,763
Pro forma net income	$79,872	$45,680	$25,652
Net income per common share:			
Net income per common share, as reported	$ 1.21	$ .78	$ .53
Net Income per common share, pro forma	1.19	.69	.37
Diluted net income per common share, as reported	$ 1.17	$ .77	$ .51
Diluted net income per common share, pro forma	1.15	.67	.36

(a) The stock-based employee compensation expense has been reduced for tax benefits received for disqualifying dispositions made by stock option plan participants. During fiscal 2004 this resulted in an increase to pro forma net income of $6,466. The pro forma net income for fiscal 2003 and fiscal 2002 have been adjusted to reflect the tax benefit from disqualifying dispositions resulting in an increase to pro forma net income of $822 and $1,831, respectively.

(b) The stock-based employee compensation expense and pro-forma net income amounts in fiscal 2003 reflect a cumulative catch-up adjustment in the amount of $4,200 for actual option forfeitures which have been greater than the historical estimated forfeitures rate.

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

Affiliates

The Company is affiliated with two real estate entities (together, the "Affiliates"). The Affiliates are owned by the Company's principal shareholders. See Note 11 for discussion of related-party transactions with the various real estate entities.

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. The Company's available-for sale securities are recorded at fair value based on quoted market prices. The fair value of the Company's debt, including current maturities are estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities. The carrying amounts of the Company's debt at August 28, 2004 and August 30, 2003 approximates its fair value.

Comprehensive Income

The Company complies with the provisions of SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting of comprehensive income and its components. The components of comprehensive income, net of tax are as follows:

	For the Fiscal Years Ended		
	August 28, 2004	August 30, 2003	August 31, 2002
Net income, as reported	81,155	52,092	36,415
Unrealized losses on available-for-sale securities	(20)	—	—
Tax benefit	8	—	—
Comprehensive income	$81,143	$52,092	$36,415

Web site development costs

The Company complies with the provisions of EITF Issue 00-02, "Accounting for Web Site Development Costs." This standard categorizes certain costs as an internal use of software, which would be subject to the requirements of SOP 98-1, while other costs would be subject to capitalization or expense pursuant to SOP 93-7.

Income Taxes

The Company provides for income taxes in accordance with the asset and liability method specified by SFAS No. 109, "Accounting for Income Taxes." The deferred income tax amounts included in the consolidated balance sheets are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Differences between assets and liabilities for financial statement and tax return purposes are principally related to inventories and depreciable lives of assets.

Segment Reporting

The Company's results of operations are reviewed by the Chief Operating Officer on a consolidated basis and the Company operates in only one segment.

Common Stock

Each holder of the Company's Class A common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. The holders of Class B common stock are entitled to ten votes per share on the applicable record date and are entitled to vote, together with the holders of the Class A common stock, on all matters which are subject to shareholder approval. Holders of Class A common stock and Class B common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock.

The holders of the Company's Class B common stock have the right to convert their shares of Class B common stock into shares of Class A common stock at their election and on a one-to-one basis, and all shares of Class B common stock convert into shares of Class A common stock on a one to-one basis upon the sale or transfer of such shares of Class B common stock to any person who is not a member of the Jacobson or Gershwind families.

Preferred Stock

The Company has authorized 5 million shares of preferred stock. The Company's Board of Directors has the authority to issue shares of preferred stock. Shares of preferred stock have priority over the Company's Class A Common Stock and Class B Common stock with respect to dividend or liquidation rights, or both. As of August 28, 2004, there were no shares of preferred stock issued or outstanding.

Reclassifications

Reclassifications of prior year balances have been made to conform to the current year's presentation.

3. NET INCOME PER SHARE

The Company follows the provisions of SFAS No. 128, "Earnings Per Share." Basic net income per common share ("Basic EPS") is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per common share ("Diluted EPS") is computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents and convertible securities then outstanding. SFAS No. 128 requires the presentation of both Basic EPS and Diluted EPS on the face of the consolidated statements of income.

The following provides a reconciliation of information used in calculating the per share amounts for the fiscal years ended August 28, 2004, August 30, 2003 and August 31, 2002, respectively:

	Net Income			Shares			Net Income Per Share		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
BASIC EPS:									
Net income	$81,155	$52,092	$36,415	67,056	66,537	68,918	$1.21	$0.78	$0.53
Effect of dilutive associate stock options	—	—	—	2,492	1,375	1,865	(.04)	(.01)	(.02)
DILUTED EPS:									
Net income	$81,155	$52,092	$36,415	69,548	67,912	70,783	$1.17	$0.77	$0.51

Options to purchase approximately 268,000 and 845,000 shares of Class A common stock in fiscal 2003 and 2002, respectively, were not included in the computation of Diluted EPS because the exercise price exceeded the average market price of common shares for the period. These options were still outstanding at the end of the related periods.

4. INVESTMENTS

During fiscal 2002, the Company reviewed its equity investments in certain Internet companies for impairment based upon certain economic indicators and specific events and circumstances, including these entities' difficulty in raising additional capital, and the inability of these entities to achieve business plan objectives and planned financial results. Pursuant to the Company's evaluation of the respective carrying amounts of each investment, the remaining investment carrying value of $700 ($424, net of tax benefits, or $0.01 per diluted share) was charged against earnings during the fourth quarter of fiscal 2002. As of August 28, 2004 and August 30, 2003 the Company no longer had any equity investments.

The following table summarizes the Company's available-for-sale securities at August 28, 2004 (in thousands):

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Available-for-sale securities:				
Corporate Notes and Bonds	$ 12,548	$ 6	$ (12)	$ 12,542
Municipal Notes and Bonds	130,966	4	(15)	130,955
U.S. Treasury Note	303	—	(3)	300
Total available-for-sale securities:	$ 143,817	$ 10	$ (30)	$ 143,797

The following table summarizes the maturities of the Company's available-for-sale securities at August 28, 2004 (in thousands):

	Amortized Cost	Fair Value
Within one year	$ 6,005	$ 6,000
Due in 1-5 years	12,736	12,724
Due in 5-10 years	6,277	6,270
Due after 10 years	118,799	118,803
Total	$143,817	$ 143,797

Since the available-for-sale securities with maturities due after 10 years are primarily variable rate debt securities that re-set to market interest rates at various time intervals, amortized costs approximate fair market value.

The Company recorded gross realized gains related to the Company's available-for-sale securities of $21 for the fiscal year ended August 28, 2004.

5. PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment and the estimated useful lives used in the computation of depreciation and amortization:

	Number of Years	August 28, 2004	August 30, 2003
Land	—	$ 11,552	$ 11,552
Building	40	50,994	50,704
Building and leasehold improvements	The lesser of the life of the lease or 31.5	18,543	17,524
Furniture, fixtures and equipment	3-10	59,844	54,151
Automobiles	5	427	427
Computer systems	3-5	58,550	57,521
		199,910	191,879
Less: accumulated depreciation and amortization		96,626	84,944
		$103,284	$ 106,935

The amount of capitalized interest, net of accumulated amortization, included in property, plant and equipment is $1,310 and $1,360 at August 28, 2004 and August 30, 2003, respectively.

6. INCOME TAXES

The provision for income taxes is comprised of the following:

	For the Fiscal Years Ended		
	August 28, 2004	August 30, 2003	August 31, 2002
Current:			
Federal	$ 45,271	$ 20,802	$ 19,675
State and local	9,232	4,721	4,504
	54,503	25,523	24,179
Deferred:			
Federal	(2,163)	5,542	(166)
State and local	(454)	1,258	(76)
Valuation Allowance	—	(2)	(164)
	(2,617)	6,798	(406)
Total	$ 51,886	$ 32,321	$ 23,773

Significant components of deferred tax assets and liabilities are as follows:

	August 28, 2004	August 30, 2003
Current and non-current deferred tax liabilities:		
Depreciation	$ (19,898)	$ (22,622)
Deferred catalog costs	(4,529)	(5,603)
Goodwill	(744)	(614)
	(25,171)	(28,839)
Current and non-current deferred tax assets:		
Accounts receivable	460	(258)
Inventory	5,500	6,024
Deferred compensation	27	991
Internet investments	3,386	3,386
Other	4,013	4,294
Valuation allowance	(3,386)	(3,386)
	10,000	11,051
Net Deferred Tax Liabilities	$ (15,171)	$ (17,788)

The Company records a valuation allowance to properly reflect the estimated amount of deferred tax assets that most likely will not be realized due to the capital loss generated by the impairment charge on its Internet investments (Note 4). The valuation allowance was approximately $3,386 for fiscal 2004 and fiscal 2003.

Reconciliation of the statutory Federal income tax rate to the Company's effective tax rate is as follows:

	For the Fiscal Years Ended		
	August 28, 2004	August 30, 2003	August 31, 2002
U.S. Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of Federal benefit	5.0	4.8	4.8
Other, net	(1.0)	(1.5)	—
Valuation allowance	—	—	(0.3)
Effective income tax rate	39.0%	38.3%	39.5%

7. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	August 28, 2004	August 30, 2003
Accrued payroll, bonus and fringe	$ 23,288	$ 23,044
Accrued advertising	4,871	5,563
Accrued sales, property and income taxes	8,652	8,458
Accrued other	11,827	11,341
Total accrued liabilities	$ 48,638	$ 48,406

8. LONG-TERM NOTES PAYABLE

Long-term notes payable consist of the following:

	August 28, 2004	August 30, 2003
Revolving credit agreement(a)	$ —	$ —
Term notes payable(b)	1,139	1,301
	1,139	1,301
Less: current portion	142	169
	$ 997	$1,132

(a) As of August 28, 2004, the Company had an available $110 million revolving credit agreement with a group of banks. The Company allowed its former credit facility to expire on October 31, 2004. Under the credit facility, the maximum permitted borrowings were $110.0 million under an unsecured revolving credit agreement. As of August 28, 2004 the Company had no outstanding borrowings under this agreement and was in compliance with all financial covenants. The Company has obtained an uncommitted $30.0 million line of credit, up to $5.0 million of this amount can be used for letters of credit, with a large financial institution (the "Lender"). The Company can draw funds on this line subject to future due diligence and negotiation with the Lender. Borrowings will bear interest at rates mutually agreed to when a borrowing request is made. The Company expects borrowings to bear interest at the banks base prime rate in effect (4.5% at August 28, 2004) or, at the Company's option, 0.75% above the reserve adjusted LIBOR rates for loans with interest periods of thirty, sixty or ninety days. There are no covenants associated with this line of credit and no funds have been drawn down to date.

(b) The term notes payable consist primarily of a note payable to the Pennsylvania Industrial Development Authority which is secured by the land on which the Harrisburg, Pennsylvania distribution center is located and bears interest at 3% per annum payable in monthly installments of approximately $18 (includes principal and interest) through September 2011.

Maturities of notes payable are as follows:

Fiscal Year	
2005	$ 142
2006	156
2007	156
2008	161
2009	165
Thereafter	359
	$1,139

9. CAPITAL STOCK AND DIVIDENDS

Treasury Stock Purchases

On September 26, 2002, the Board of Directors of the Company approved the replenishment of the Company's stock repurchase plan (the "Plan") that allows for the repurchase of up to 5 million shares of the Company's Class A common stock. The Plan allows the Company to repurchase shares at any time and in any increments it deems appropriate. During fiscal 2004 and fiscal 2003, the Company repurchased 250,000 shares and 1,283,000 shares of its Class A Common Stock for $6,754 and $22,598, respectively, which is reflected at cost as treasury stock in the accompanying consolidated financial statements. The Company reissued approximately 62,000 and 82,000 shares of treasury stock during fiscal 2004 and fiscal 2003, respectively, to fund the associate stock purchase plan (Note 10).

Cash Dividend

On July 10, 2003, the Board of Directors instituted a policy of regular quarterly cash dividends to shareholders. The Board of Directors established a quarterly dividend rate of $0.05 per share, or $0.20 per share annually. This policy is reviewed regularly by the Board of Directors. On January 6, 2004, the Board of Directors approved an increase in the quarterly dividend rate to $0.08 per share, or $0.32 per share annually. The Company paid quarterly dividends to shareholders totaling $19.5 million and $3.3 million in fiscal 2004 and fiscal 2003, respectively.

On October 26, 2004, the Board of Directors increased the quarterly dividend to $0.10 per share and approved a quarterly dividend payable on November 19, 2004 to shareholders of record at the close of business on November 12, 2004. The dividend of $0.10 per share will result in an anticipated quarterly payout of approximately $6.9 million based on the number of shares outstanding at November 4, 2004.

10. ASSOCIATE BENEFIT PLANS

Stock Purchase Plan

The Company has established a qualified Stock Purchase Plan, the terms of which allow for qualified associates (as defined) to participate in the purchase of up to a maximum of 500,000 shares of the Company's Class A common stock at a price equal to 85% of the lower of the closing price at the beginning or end of each stock purchase period. The associates purchased approximately 62,000 and 82,000 shares of common stock during fiscal 2004 and 2003 pursuant to this plan at an average per share price of $21.15 and $14.78, respectively. As of August 28, 2004, approximately 85,000 shares remain reserved for issuance under this plan.

Savings Plan

The Company maintains a defined contribution plan with both a profit sharing feature and a 401(k) feature which covers all associates who have completed at least one month of service with the Company. For fiscal 2004, 2003, and 2002, the Company contributed $1,594, $1,529, and $1,478, respectively, to the plan. Company contributions are discretionary.

Stock Option Plan

The Company maintains the MSC Industrial Direct Co., Inc. 1995, 1998 and 2001 Stock Option Plans, pursuant to which options to purchase an aggregate of up to 15 million shares of the Company's Class A common stock have been or may be granted. Options may be granted to key associates, directors and consultants over terms not to exceed ten years and they generally vest ratably over five years. Vesting requirements other than the aforementioned are set forth by the Board of Directors when the award is granted. As of August 28, 2004, 8,959,000 shares remain reserved for issuance under this plan (this includes the shares required to be issued to satisfy 4,807,000 stock options outstanding at August 28, 2004).

A summary of the status of the Company's stock option plans at August 28, 2004, August 30, 2003 and August 31, 2002 and changes during the years then ended is presented in the table and narrative below:

	2004		2003		2002	
	Shares (in thousands)	Weighted Average Exercise Price	Shares (in thousands)	Weighted Average Exercise Price	Shares (in thousands)	Weighted Average Exercise Price
Outstanding—beginning of year	6,820	$14.09	7,347	$14.00	6,616	$13.61
Granted	718	23.63	23	17.40	2,043	14.28
Exercised	(2,659)	13.55	(408)	12.70	(1,096)	12.54
Cancelled/forfeited	(72)	15.03	(142)	14.36	(216)	14.12
Outstanding—end of year	4,807	15.79	6,820	14.09	7,347	14.00
Exercisable—end of year	2,324	15.08	3,829	14.60	2,895	14.69
Weighted average fair value of options granted	$ 12.63		$10.23		$ 9.25	

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002
Expected life (years)	7.5	7.5	7.5
Risk-free interest rate	4.0%	3.8%	4.7%
Volatility	51.1%	51.9%	57.1%
Dividend yield	0.85%	0.0%	0.0%

The following table summarizes information about stock options outstanding at August 28, 2004:

Range of Exercise Prices	Number of Options Outstanding at August 28, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable at August 28, 2004	Weighted Average Exercise Price
$7.75 - $11.63	492	4.5	$ 8.07	258	$ 8.35
11.64 - 17.46	2,956	5.9	14.37	1,465	14.40
17.47 - 26.21	1,326	6.7	21.49	598	19.55
26.22 - 28.06	33	8.9	28.64	3	28.06
	4,807		$15.79	2,324	$15.08

Restricted Stock Plan

During fiscal 2004, the Company awarded 52 shares of Class A common stock to certain members of senior management. These shares were issued pursuant to the Company's Restricted Stock Plan. Associates vest in their ownership of these shares over seven years in accordance with the Restricted Stock Plan vesting provisions. Associates will forfeit all non vested shares upon departure from the Company. As of August 28, 2004, none of these shares were cancelled or forfeited. The value of these shares at the grant date of $1,477 is included as a separate component of shareholders' equity, and the related compensation charge is being recorded over the seven-year vesting period. As of August 28, 2004, approximately 35 additional shares remain reserved for future issuance under the Restricted Stock Plan.

11. COMMITMENTS AND CONTINGENCIES

Leases

Certain of the operations of the Company are conducted on leased premises, two of which are leased from affiliates. The leases (most of which require the Company to provide for the payment of real estate taxes, insurance and other operating costs) are for varying periods, the longest extending to the year 2023. In addition, the Company is obligated under certain equipment and automobile operating leases, which expire on varying dates through 2009. At August 28, 2004, approximate minimum annual rentals on such leases are as follows:

Fiscal Year	Total (Including Related Party Commitments)	Related Party Commitments
2005	$ 5,676	$ 1,734
2006	4,942	1,736
2007	4,168	1,745
2008	2,911	1,745
2009	2,517	1,747
Thereafter	24,668	24,514
Total	$44,882	$33,221

Total rental expense (exclusive of real estate taxes, insurance and other operating costs) for all operating leases for fiscal 2004, 2003 and 2002 was approximately $5,261, $5,007 and $5,055, respectively, including approximately $1,794, $1,871, and $1,699, respectively, paid to affiliates. In the opinion of the Company's management, the leases with affiliates are on terms which approximate fair market value.

12. LEGAL PROCEEDINGS

There are various claims, lawsuits, and pending actions against the Company and its subsidiaries incident to the operations of its businesses in the ordinary course. It is the opinion of management that the ultimate resolution of such claims, lawsuits and pending actions will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

SHAREHOLDERS' INVESTMENT.

MSC's Class A Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "MSM." MSC's Class B Common Stock is not traded over any public market.

The following table sets forth the range of the high and low closing sales prices as reported by the NYSE along with the cash dividends per share for the period from September 1, 2002 to August 28, 2004.

Fiscal Year Ended August 28, 2004	Price of Class A Common Stock High	Price of Class A Common Stock Low	Dividend Per Share Common Stock Class A & Class B
First Quarter	$27.77	$20.55	$.05
Second Quarter	29.69	25.00	.08
Third Quarter	31.95	27.03	.08
Fourth Quarter	33.96	28.35	.08

Fiscal Year Ended August 30, 2003	Price of Class A Common Stock High	Price of Class A Common Stock Low	Dividend Per Share Common Stock Class A & Class B
First Quarter	$17.73	$10.26	$ —
Second Quarter	19.49	16.60	—
Third Quarter	19.50	15.99	—
Fourth Quarter	21.78	17.24	.05

On July 10, 2003, the Board of Directors instituted a policy of regular quarterly cash dividends to shareholders at the rate of $0.05 per share, or $0.20 per share annually. Subsequently, on January 6, 2004 the Board of Directors approved an increase in the quarterly dividend rate to $.08 per share, or $.32 per share annually. The Company paid dividends to shareholders totaling $19.5 million and $3.3 million in fiscal 2004 and fiscal 2003, respectively.

On October 26, 2004, the Board of Directors increased the quarterly dividend to $0.10 per share and approved a quarterly dividend payable on November 19, 2004 to shareholders of record at the close of business on November 12, 2004. The dividend of $0.10 per share will result in an anticipated quarterly payout of approximately $6.9 million based on the number of shares outstanding at November 4, 2004.

On November 4, 2004, the last reported sales price for MSC's Class A Common Stock on the NYSE was $34.50 per share.

The approximate number of holders of record of MSC's Class A Common Stock as of November 4, 2004 was 592. The number of holders of record of MSC's Class B Common Stock as of November 4, 2004 was 11.

CERTIFICATIONS.

I, Mitchell Jacobson, certify that:

1. I have reviewed this Annual Report on Form 10-K of MSC Industrial Direct Co., Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter, that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 5, 2004

/s/ MITCHELL JACOBSON
Mitchell Jacobson
Chairman and Chief Executive Officer

CERTIFICATIONS.

I, Charles Boehlke, certify that:

1. I have reviewed this Annual Report on Form 10-K of MSC Industrial Direct Co., Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (c) Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter, that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 5, 2004

/s/ CHARLES BOEHLKE

Charles Boehlke
Executive Vice President and Chief Financial Officer

2004 corporate information

board of directors

Mitchell Jacobson Chairman of the Board MSC Industrial Direct Co., Inc.
Sidney Jacobson Chairman Emeritus MSC Industrial Direct Co., Inc.
Denis Kelly [1] Partner Scura, Rise and Partners LLC
Roger Fradin [1] **President and Chief Executive Officer** Automation & Control Solutions, Honeywell
Philip Peller [1] **Business Consultant; Retired Partner,** Arthur Andersen LLP
Raymond Langton [1] **Co-founder and Chief Executive Officer** Applied Tech Products
David Sandler MSC Industrial Direct Co., Inc.
Charles Boehlke MSC Industrial Direct Co., Inc.

[1] Member of the Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee

executive officers

Mitchell Jacobson Chairman of the Board and Chief Executive Officer
Sidney Jacobson Chairman Emeritus
David Sandler President and Chief Operating Officer
Charles Boehlke Executive Vice President and Chief Financial Officer
Ross Anker Senior Vice President, Product Management and Information Systems
Tom Cox Senior Vice President, Sales
James Schroeder Senior Vice President, Logistics
Shelley Boxer Vice President, Finance
Thomas Eccleston Vice President, Plant & Equipment and Secretary

corporate information

Annual Meeting
The Annual Meeting of Shareholders will be held at:
JP Morgan Chase Conference Center – Melville
Long Island, New York
on Tuesday, January 4, 2005 at 9 a.m.

Company Headquarters
MSC Industrial Direct Co., Inc.
75 Maxess Road
Melville, New York 11747
(516) 812-2000

Investor Relations Contact
Shelley Boxer
MSC Industrial Direct Co., Inc.
(516) 812-2000

The Company's 10-K and other financial data will be provided upon request to MSC Industrial Direct Co., Inc. Investor Relations Coordinator, at Company Headquarters.

Visit the Company's website on the Internet at www.MSCdirect.com

Common Stock Listed
MSC Industrial Direct Co., Inc. shares are traded on the New York Stock Exchange under the symbol "MSM."

Independent Auditors
Ernst & Young LLP
Melville, New York

Investor Relations Counsel
Financial Dynamics
New York, New York

Legal Counsel
KMZ Rosenman
New York, New York

Registrar and Transfer Agent
Equiserve
Shareholder Services
PO Box 9187
Canton, MA 02021

Associates
The Company had 2,912 associates on August 28, 2004, of which 2,746 were full-time.

Dividend Policy
The Company has instituted a policy of regular quarterly cash dividends to shareholders. Currently, the quarterly dividend rate is $0.10 per share, or $0.40 per share annually.

MSC Industrial Direct Co., Inc.

75 Maxess Road Melville, New York 11747 (516) 812-2000 www.MSCdirect.com NYSE listed: MSM